SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

New Source Energy Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

64881E 109

(CUSIP Number)

Kristian B. Kos

914 North Broadway, Suite 230

Oklahoma City, Oklahoma 73102

(405) 272-3028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 64881E 109	Page 2 of 11

1	Name of Reporting Person New Source Energy Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power 1,125,500(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power: 1,125,500(1)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,125,500(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%(2)
14	Type of Reporting Person CO

(1)	New Source Energy Corporation (“NSEC”) also owns 2,205,000 subordinated units representing limited partner interests in New Source Energy Partners L.P. (the “Partnership”). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).
(2)	The calculation is based on a total of 6,773,500 common units outstanding as of March 29, 2013.

CUSIP No. 64881E 109	Page 3 of 11

1	Name of Reporting Person Scintilla, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 976,500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 976,500
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by each Reporting Person: 976,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4% (2)
14	Type of Reporting Person OO

(2)	The calculation is based on a total of 6,773,500 common units outstanding as of March 29, 2013.

CUSIP No. 64881E 109	Page 4 of 11

1	Name of Reporting Person David J. Chernicky
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,110,250 (1)
	8	Shared Voting Power 1,125,500 (2)
	9	Sole Dispositive Power 1,110,250 (1)
	10	Shared Dispositive Power: 1,125,500 (2)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 2,235,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.0% (3)
14	Type of Reporting Person IN

(1)	Consists of 133,750 restricted common units awarded pursuant to the Partnership’s Long-Term Incentive Plan (“LTIP”) upon the closing date of the initial public offering of common units of the Partnership and 976,500 common units received by Scintilla, LLC (“Scintilla”) pursuant to the Scintilla Contribution Agreement (as defined below). Mr. Chernicky owns 100% of the outstanding membership interests in Scintilla.
(2)	David J. Chernicky may be deemed to share voting and dispositive power over the 1,125,500 common units held by NSEC; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5).
(3)	The calculation is based on a total of 6,773,500 common units outstanding as of March 29, 2013.

The reporting persons named in Item 2 below are hereby jointly filing this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

This Amendment No. 1 amends and supplements the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by New Source Energy Corporation and David J. Chernicky on February 21, 2013. As described herein, the primary purposes of this Amendment are to: (i) include Scintilla, LLC as an additional reporting person and (ii) adjust the ownership interest amounts for NSEC and David J. Chernicky pursuant to the 2013 Contribution Agreements (as defined below) entered into on March 29, 2013.

Item 1. Security and Partnership.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 1 is filed by:

(i)	New Source Energy Corporation, a Delaware corporation (“NSEC”);

(ii)	Scintilla, LLC, an Oklahoma limited liability company (“Scintilla”); and

(iii)	David J. Chernicky (together with NSEC and Scintilla, the “Reporting Persons”).

David J. Chernicky is the Chairman of the Board of Directors of NSEC and owns 88.9% of its common stock. Mr. Chernicky also owns 100% of the outstanding membership interests of Scintilla. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b) The principal business address of the NSEC and David J. Chernicky is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102. The principal business address of Scintilla is 1435 South Boulder, Suite 110, Tulsa, Oklahoma 74119.

(c) (i) The principal business of each of NSEC and Scintilla is to own, acquire and operate oil and natural gas properties in the United States.

(c) (ii) David J. Chernicky is the principal stockholder, Chairman of the Board of Directors and Senior Geologist of NSEC, the owner of 100% of the outstanding membership interests of Scintilla and the Chairman of the Board of Directors and Senior Geologist of the Partnership. The principal business address of NSEC and the Partnership is 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102. The principal business address of Scintilla is 1435 South Boulder, Suite 110, Tulsa, Oklahoma 74119.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) David J. Chernicky is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director, executive officer or member of NSEC or Scintilla has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following information:

Pursuant to a Contribution Agreement, dated as of March 29, 2013, by and between the Partnership and NSEC (the “NSEC Contribution Agreement”), the Partnership issued 348,000 common units representing limited partner interests to NSEC in exchange for certain oil and gas properties in the Luther field in Oklahoma.

Pursuant to a Contribution Agreement, dated as of March 29, 2013, by and between the Partnership and Scintilla, LLC (the “Scintilla Contribution Agreement” and together with the NSEC Contribution Agreement, “2013 Contribution Agreements”), the Partnership issued 976,500 common units representing limited partner interests to Scintilla in exchange for certain oil and gas properties in the Golden Lane and Luther fields in Oklahoma.

References to, and descriptions of, the 2013 Contribution Agreements as set forth in this Item 3 are qualified in their entirety by reference to the 2013 Contribution Agreements filed as Exhibits 2.1 and 2.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on April 4, 2013, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction

The introductory paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

NSEC and Scintilla (the “Contributing Parties”) acquired the common units reported herein solely for investment purposes as consideration for the properties contributed to the Partnership pursuant to the 2013 Contribution Agreements. The Contributing Parties may make additional purchases of common units either in the open market or in private transactions depending on the Contributing Parties’ businesses, prospects and financial conditions, the market for the common units, general economic conditions, stock market conditions and other future developments.

Item 5. Interest in Securities of the Partnership.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 6,773,500 common units issued and outstanding as of March 29, 2013) are as follows:

NSEC

(a) Amount beneficially owned: 1,125,500 common units             Percentage: 16.6%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,125,500 common units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,125,500 common units

(c) NSEC received 348,000 common units in exchange for the grant of certain oil and gas properties to the Partnership pursuant to the NSEC Contribution Agreement, dated March 29, 2013, between NSEC and the Partnership.

Scintilla

(a) Amount beneficially owned: 976,500 common units             Percentage: 14.4%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 976,500 common units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 976,500 common units

iv.	Shared power to dispose or to direct the disposition of: 0

(c) Scintilla received 976,500 common units in exchange for the grant of certain oil and gas properties to the Partnership pursuant to the Scintilla Contribution Agreement, dated March 29, 2013, between Scintilla and the Partnership.

David J. Chernicky

(a) Amount beneficially owned: 2,235,750 common units             Percentage: 33.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,110,250 common units

ii.	Shared power to vote or to direct the vote: 1,125,500 common units

iii.	Sole power to dispose or to direct the disposition of: 1,110,250 common units

iv.	Shared power to dispose or to direct the disposition of: 1,125,500 common units

(c) In addition to the acquisition of beneficial ownership of the common units described in Item 3 above, David J. Chernicky received a grant of 133,750 restricted common units pursuant to an award made under the LTIP by the Board of the General Partner upon the closing date of the IPO.

(d) David J. Chernicky owns 100% of the outstanding membership interests in Scintilla and is deemed to be the beneficial owner of the 976,500 common units received by Scintilla pursuant to the Scintilla Contribution Agreement. David J. Chernicky may be deemed to share voting and dispositive power over, and may be deemed to be the beneficial owner of, the 348,000 common units received by NSEC pursuant to the NSEC Contribution Agreement.

(e) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(f) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership.

Item 6 of the Original Schedule 13D is hereby amended by adding the following information:

2013 Contribution Agreements

Pursuant to the 2013 Contribution Agreements, NSEC and Scintilla have agreed not to sell any common units they beneficially own for a period of 180 days after February 7, 2013. References to, and descriptions of, the 2013 Contribution Agreements as set forth in this Item 6 are qualified in their entirety by reference to the 2013 Contribution Agreements filed as Exhibits 2.1 and 2.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on April 4, 2013, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated April 4, 2013 (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of New Source Energy Partners L.P. (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on February 15, 2013 and incorporated herein by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement by and among the Partnership, the General Partner and New Source Energy Corporation, dated February 13, 2013 (attached as Exhibit 10.7 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on February 15, 2013 and incorporated herein by reference).

Exhibit D	Underwriting Agreement by and among the Partnership, the General Partner and Robert W. Baird & Co. Incorporated, Stifel, Nicolaus & Company, Incorporated, BMO Capital Markets Corp., and Oppenheimer & Co. Inc., as representatives of the several underwriters named therein, dated February 7, 2013 (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on February 12, 2013 and incorporated herein by reference).

Exhibit E	Contribution Agreement, dated as of March 29, 2013, by and between the Partnership and NSEC (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on April 4, 2013 and incorporated herein by reference).

Exhibit F	Contribution Agreement, dated as of March 29, 2013, by and between the Partnership and Scintilla, LLC (attached as Exhibit 2.2 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on April 4, 2013 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2013

NEW SOURCE ENERGY CORPORATION

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer

SCINTILLA, LLC

By:	/s/ David J. Chernicky
Name:	David J. Chernicky
Title:	Owner

DAVID J. CHERNICKY

/s/ David J. Chernicky
David J. Chernicky, Individually

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of New Source Energy Corporation.

Directors of New Source Energy Corporation

Kristian B. Kos

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: Ireland

David J. Chernicky

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Chairman of the Board of Directors

Citizenship: United States

Kevin A. Easley

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: United States

V. Bruce Thompson

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: United States

Executive Officers of New Source Energy Corporation

Kristian B. Kos

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: President and Chief Executive Officer

Citizenship: Ireland

David J. Chernicky

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Senior Geologist

Citizenship: United States

Richard D. Finley

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Chief Financial Officer and Treasurer

Citizenship: United States

Carol T. Bryant

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Senior Engineer

Citizenship: United States

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: April 4, 2013

NEW SOURCE ENERGY CORPORATION

By:	/s/ Kristian B. Kos
Name: Kristian B. Kos
Title: President and Chief Executive Officer

SCINTILLA, LLC

By:	/s/ David J. Chernicky
Name: David J. Chernicky
Title: Owner

DAVID J. CHERNICKY

/s/ David J. Chernicky
David J. Chernicky, Individually